SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

________________

SILICOM  LTD.

 (Translation of Registrant's name into English)

________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☑

This report on Form 6-K is incorporated by reference into the Registrant's Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd.
(Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  March 15th, 2010

FOR IMMEDIATE RELEASE

MAXSTAR CHINA CHOOSES SILICOM’S SETAC AS BASIS
FOR NEW NETWORK APPLIANCE PLATFORM

- SETAC Momentum Building:  3rd Success Since July Positions Silicom
To Benefit from Huge, Fast-Growing Chinese Market -

KFAR SAVA, Israel— March 15, 2010--Silicom Ltd. (NASDAQ and TASE: SILC) today announced that MaxStar, a leading Chinese manufacturer of network appliances, has chosen Silicom’s SETAC SErver To Appliance Converter as the basis for its new product line for medium-to-high-end customers.

Using the SETAC, MaxStar will be able to offer its customers unique network appliances that combine front-loading modular networking capabilities in a specialized chassis with the robust reliability of a standard motherboard. This combination fits the demands of network application providers in China, a vast, sophisticated and rapidly-growing market.

“For us, the SETAC is the right product at the right time – a key enabler that will allow us to satisfy the market’s demand for robust network appliances with modular connectivity,” commented HongQin Pan, CEO of MaxStar. “As such, we believe our SETAC-based product line will provide our customers with the exact solutions they are looking for, thus positioning us to benefit from the exciting growth of network application deployment throughout China. It is especially encouraging that several potential customers have already shown significant interest”

“MaxStar’s excitement about SETAC - that is, the use of an affordable kit to create modular high-end appliances – confirms our assumption that the SETAC concept will resonate in China,” added Shaike Orbach, Silicom’s President and CEO. “As such, the SETAC positions us to grow in step with this huge market, representing the potential to become a significant new revenue driver for Silicom.”

Silicom also announced today that MaxStar has granted it the right to market the SETAC-based MaxStar appliance outside of China. As such, this deal expands Silicom’s product portfolio beyond components to include a full network appliance platform, a value-added product that carries a higher price than most of Silicom’s existing products.

This is Silicom’s third SETAC marketing success since announcing the product line in July. Since then, the SETAC has been adopted by a leading European provider of network security solutions, and by Pyramid GmbH, a European supplier of appliance servers

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Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company's flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, WAN Optimization and security appliances and other mission-critical gateway applications. For more information, please visit www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com